ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

Colleen Bathen Meyer T +1 415 315 6366 F +1 415 315 4819 colleen.meyer@ropesgray.com

September 24, 2012

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Babson Capital Global Short Duration High Yield Fund (File Nos. 333-174430, 811-22562)

Ladies and Gentlemen:

We are filing today via EDGAR, on behalf of Babson Capital Global Short Duration High Yield Fund (the “Fund”), Pre-Effective Amendment No. 4 to the Fund’s registration statement on Form N-2 (File Nos. 333-174430, 811-22562) pursuant to the Securities Act of 1933, as amended (Amendment No. 4 pursuant to the Investment Company Act of 1940, as amended) (the “PEA”). This Pre-Effective Amendment No. 4 is being made to correct a typographical error in the spelling of the name of the street in the address of the Fund and its manager, Babson Capital Management LLC.

No fees are required in connection with this filing. Please direct any questions regarding this filing to me at (415) 315-6366, or, in my absence to Brian McCabe at (617) 951-7801. Thank you for your attention in this matter.

Sincerely,

/s/ Colleen B. Meyer

Colleen B. Meyer

cc:	Christopher DeFrancis

Janice Bishop

Brian D. McCabe